SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission File Number 0-20355

Costco 401(k) Retirement Plan

(full title of plan)

Costco Wholesale Corporation

999 Lake Drive

Issaquah, Washington 98027

(Name of issuer and address of principal executive offices of issuer)

COSTCO 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm)

COSTCO 401(k) RETIREMENT PLAN

Exhibit:

23(a) – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Benefits Committee

Costco 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Costco 401(k) Retirement Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Seattle, Washington

June 27, 2013

COSTCO 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

(in thousands)

	2012	2011

Assets:
Investments at fair value:
Costco Wholesale Corporation common stock	$2,289,196	$1,639,430
Registered investment company funds	2,625,579	2,398,498
Common commingled trust funds	1,309,296	1,268,178
Separately managed accounts	251,207	—

Total investments	6,475,278	5,306,106

Money market fund	3,404	984

Receivables:
Notes receivable from participants	349,150	316,854
Employer contributions	232,660	212,579
Employee contributions	17,593	—
Other receivables	1,928	—

Total receivables	601,331	529,433

Total assets	7,080,013	5,836,523

Liabilities	(2,907)	—

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(46,262)	(38,570)

Net assets available for benefits	$7,030,844	$5,797,953

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2012 and 2011

(in thousands)

	2012	2011

Net investment income:
Net appreciation (depreciation) in fair value of investments:
Costco Wholesale Corporation common stock	$299,728	$219,614
Registered investment company funds	308,514	(134,690)
Common commingled trust fund	26,321	3,086
Separately managed accounts	3,675	—
Interest	26,398	32,727
Dividends	249,593	79,210

Total net investment income	914,229	199,947

Interest from notes receivable from participants	16,526	15,641

Contributions to the Plan:
Employee	340,693	300,034
Employer	278,100	256,260

Total contributions	618,793	556,294

Distributions to participants	(316,657)	(178,825)

Net increase in net assets available for benefits	1,232,891	593,057

Net assets available for benefits, beginning of year	5,797,953	5,204,896

Net assets available for benefits, end of year	$7,030,844	$5,797,953

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Plan Description

The following description of the Costco 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Participants in the Plan are employees of Costco Wholesale Corporation (the Company).

The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (the IRC). It includes a qualified cash or deferred arrangement, as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(a)	Employee Contributions

The Plan allows employees at least 18 years of age who have completed 90 days of service within a 12-consecutive-month period to make salary deferral contributions commencing the first day of the month following the completion of 90 days of employment. Participants may contribute from 1% to 50% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as rollover contributions).

All newly eligible employees are automatically enrolled in the Plan at a contribution rate of 3% unless the employee elects otherwise. On an active participant’s employment anniversary date and each anniversary date thereafter, the percentage deferred into the Plan automatically increases by one percentage point to a maximum deferral of 20%. Employees may opt out of this automatic increase feature.

(b)	Employer Contributions

All Company contributions are made in cash and invested in accordance with investment selections made by participants. If no selection has been made, the contribution defaults to a T. Rowe Price Retirement Date Fund that corresponds to the participant’s age. Employer contributions are allocated based on an employee’s classification as either: 1) a California Union Employee; or 2) an Other-than-California Union Employee.

(1)	California Union Employees

The Company matches 50% of each employee’s contribution up to a maximum employer matching contribution of $250 per year. Employees at least 18 years of age who have completed 12 consecutive months of service and worked at least 1,000 hours are eligible for an annual employer contribution. Plan entry dates for this purpose occur on January 1 and July 1. The Company makes contributions into the accounts of all eligible plan participants employed on the last day of the plan year based on straight-time hours worked during the plan year, up to a maximum of 2,080 hours per calendar year. These contributions in 2012 and 2011 ranged from $0.05 to $0.60 per hour, totaling $5.9 million and $5.6 million respectively.

(2)	Other-than-California Union Employees

The Company matches 50% of each employee’s contribution up to a maximum employer matching contribution of $500 per year. Employees at least 18 years of age who have completed 12 consecutive months of service and worked at least 1,000 hours are eligible for an annual discretionary employer contribution. Plan entry dates for this purpose occur on January 1 and July 1. The Company makes contributions into the accounts of all eligible plan

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

participants employed on the last day of the plan year. Discretionary contributions were approved for the plan years ending December 31, 2012 and 2011 totaling $226.3 million and $207 million, respectively, and ranged from 3% to 9% of each participant’s compensation based on years of service.

(c)	Participants’ Accounts

Participants’ accounts are valued on a daily basis based on quoted market prices or, in the case of the Common Commingled Trust Funds, the quoted market prices of the underlying securities. Each participant’s account is credited with the participant’s contribution and allocations of (a) the company’s contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their contributions and actual earnings. Vesting in the employer-match, discretionary contributions, and actual earnings, is based on years of service, according to the following schedule:

Years of service	Percentage vested

Under 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%

(e)	Forfeitures

Forfeitures may be used to reduce future employer contributions or to pay administrative expenses. During 2012 and 2011, forfeitures totaling $3.1 million and $3.2 million respectively, were used to reduce employer contributions. There were no unallocated forfeitures as of December 31, 2012 and 2011. Forfeitures, without the benefit of investment gains or losses, can be restored to a participant’s account if, within five years, the participant is re-employed by the Company and repays the full dollar amount distributed upon termination.

(f)	Investment Options

A participant may initially direct the account balance into any of the investment options listed on schedule H, line 4i – schedule of assets (held at end of year). Participants may change their investment options and transfer amounts between funds daily. T. Rowe Price is the trustee for all investments, serves as investment manager for registered investment company and common commingled trust funds, and provides recordkeeping of all accounts. Amounts may be temporarily invested in a cash account prior to investment in the Plan’s investment accounts. The T. Rowe Price Retirement Date Fund that corresponds to the participant’s age is the default investment option.

Effective November 30, 2012, the mutual funds American Funds Growth Fund of America R5 and the Artio International Equity Fund were replaced with separately managed accounts. The separately managed accounts are not regulated like a mutual fund; instead, an Investment Manager is hired to invest assets in a separate account held for the Plan. The Large Cap Growth Portfolio (which is managed by Columbia Management Investment Advisers, LLC) replaced the American Funds Growth Fund of America R5.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The International Equity Portfolio (which is managed by Scout Investments, Inc.) replaced the Artio International Equity Fund. Through these accounts the Investment Manager invests in equity securities on behalf of the Plan.

(g)	Distributions

Upon termination of employment, total disability, or death, the vested interest in a participant’s account is payable in a lump sum. Participants may apply for a distribution of all or a portion of the vested interest at any time after attaining age 59-1/2. Participants are also eligible to make withdrawals from their salary-deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

Dividends on the Company’s stock are reinvested in the participant’s Company stock account unless a distribution is requested by the participant in advance of the ex-dividend date. Dividends on the Company’s stock are reported on a gross basis, with the dividends paid reported as “Net investment income” and the amounts distributed reported as “Distributions to participants” in the statements of changes in net assets available for benefits.

On November 28, 2012, the Company declared a special cash dividend on Costco common stock of $7 per share, which was paid on December 18, 2012. Of the $158.6 million special dividend paid to Plan participants, approximately $98.2 million was immediately distributed to the participants and the remaining $60.4 million was reinvested into the participants’ accounts.

(h)	Notes Receivable from Participants

A participant may borrow up to the lesser of $50,000 or 45% of the vested account balance, calculated using the participant’s pre-tax contribution, rollover, Company matching and Company discretionary contribution amounts. Only the participant’s pre-tax contribution, rollover, and Company matching amounts may be borrowed against, with a minimum note of $1,000. Notes are payable through payroll deductions over a period ranging up to 180 months.

The interest rate is determined by the plan administrator based on the Bank of America prime rate on the last day of the calendar year prior to when the note was made, plus 1% for a primary residence loan and 2% for a standard loan. The rates at December 31, 2012 and 2011 ranged from 4.25% to 11.50%. The notes have various maturity dates through December 2027.

(i)	Plan Administrator

The Plan is administered by the Benefits Committee.

(j)	Administrative and Investment Expenses

All investment management and transaction fees are netted against “Net investment income.” Except for loan origination fees associated with notes receivable from participants, all administrative expenses and custodial fees of maintaining the plan are paid by the Company.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Investments are reported at fair value. Refer to Note 3 below for further details of fair value measurements.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan invests in the Company’s common stock, other exchange-traded equity securities, various registered investment company and common commingled trust funds that, in turn, invest in a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that those changes could materially affect the amounts reported in the statements of net assets available for benefits.

Registered investment company funds, Company common stock, and other equity securities (held in the separately managed accounts) are stated at fair value based upon quoted market prices. The T. Rowe Price Equity Index Trust Fund is a common commingled trust fund stated at fair value and valued daily based on the quoted market prices of the underlying securities.

The T. Rowe Price Stable Value Fund is a Common Commingled Trust Fund invested primarily in guaranteed investment contracts (GICs). The GICs are fully benefit-responsive and are recorded at contract value. A benefit-responsive investment contract is a contract between an insurance company, a bank, a financial institution, or any financially responsible entity, with a plan that provides for a stated return on principal invested over a specified period and that permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the plan. Participant withdrawals from the plan are required to be at contract value. The overall effective yield and crediting rate of the Stable Value Fund was 2.36% and 2.45%, respectively, for the year ended December 31, 2012, and 2.69% and 2.97%, respectively, for the year ended December 31, 2011. Contract value is equal to principal balance plus accrued interest. The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable investment durations.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is a relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes the change in the fair value of assets from one period to the next, plus realized gains and losses.

(d)	Notes Receivable from Participants

Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

(e)	Distribution of Benefits

Distributions of benefits are recorded when paid.

(3)	Fair Value Measurement

Authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. This guidance also established a fair value hierarchy that requires maximizing the use of observable inputs when measuring fair value. The three levels of inputs that may be used are:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Significant unobservable inputs that are not corroborated by market data.

The following valuation techniques are used to measure fair value:

Level 1 primarily consists of financial instruments, such as investments in registered investment company funds and Costco Common Stock, whose value is based on quoted market prices, such as quoted net asset values published by the fund as supported in an active market, exchange-traded instruments and listed equities.

Level 2 includes assets and liabilities where quoted market prices are unobservable but observable inputs other than Level 1 prices, such as quoted prices for similar assets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan’s Level 2 assets include investments in common commingled trust funds. Valuation methodologies are based on “consensus pricing,” using market prices from a variety of industry-standard data providers or pricing that considers various assumptions, including time value, yield curve, volatility factors, credit spreads, default rates, loss severity, current market and contractual prices for the underlying instruments or debt, broker and dealer quotes, as well as other relevant economic measures. All are observable in the market or can be derived principally from or corroborated by observable market data, for which the Plan typically receives independent external valuation information.

The Plan had no Level 3 assets or liabilities as of December 31, 2012 and 2011.

Valuation techniques utilized during the reporting period in the fair value measurement of assets and liabilities presented on the Plan’s statements of net assets available for benefits were not changed from previous practice.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The carrying value of the Plan’s other financial instruments, such as the money market fund and notes receivable, approximate fair value due to their short-term nature or variable interest rates.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The tables below present information about the Plan’s financial assets that are measured at fair value on a recurring basis as of December 31, 2012 and 2011, and indicate the level within the fair value hierarchy of valuation techniques utilized to determine such fair value. As of these dates, the Company had no holdings of Level 3 financial assets and liabilities. There were no transfers in or out of Level 1, 2, or 3 during 2012 and 2011.

2012:	Level 1	Level 2
	(in thousands)
Investments in registered investment company funds:
Balanced funds	$1,323,714	$—
Equity funds	840,412	—
Fixed income funds	333,722	—
International funds	127,731	—

Total investments in registered investment company funds	2,625,579	—
Costco Wholesale Corporation common stock	2,289,196	—
Common commingled trust funds	—	1,309,296
Separately managed accounts	251,207	—
Money market fund	3,404	—

Total investments	$5,169,386	$1,309,296

2011:	Level 1	Level 2
	(in thousands)
Investments in registered investment company funds:
Balanced funds	$1,019,927	$—
Equity funds	978,342	—
Fixed income funds	295,579	—
International funds	104,650	—

Total investments in registered investment company funds	2,398,498	—
Costco Wholesale Corporation common stock	1,639,430	—
Common commingled trust funds	—	1,268,178
Money market fund	984	—

Total investments	$4,038,912	$1,268,178

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(4)	Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011 are separately identified (in thousands):

Description of Investment	2012	2011
Costco Wholesale Corporation common stock	$2,289,196	$1,639,430
T. Rowe Price Stable Value Fund	1,076,105	1,067,399
T. Rowe Price Institutional Mid-Cap Equity Growth Fund	498,669	457,599

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and the requirements of the collective bargaining agreement with the International Brotherhood of Teamsters in California. In the event of plan termination, participants would become 100% vested in their accounts.

(6)	Tax Status

The Internal Revenue Service (IRS) has informed the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended subsequent to receiving the determination letter on May 9, 2006. The Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRS.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(7)	Party-in-Interest and Related Party Transactions

Certain Plan investments are shares of registered investment company and common commingled trust funds managed by T. Rowe Price. T. Rowe Price is also the trustee and record keeper as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in the Company’s common stock, and these transactions also qualify as party-in-interest transactions.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(8)	Form 5500 Reconciliation

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2012 (in thousands):

2012
Net assets available for benefits per the financial statements	$7,030,844
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	46,262

Net assets available for benefits per the Form 5500	$7,077,106

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2012 (in thousands):

2012
Net increase in net assets available for benefits per the financial statements	$1,232,891
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	46,262

Net increase in assets available for benefits per the Form 5500	$1,279,153

The Plan’s investment in fully benefit-responsive investment contracts is shown at fair value in the Form 5500, while it is presented at contract value in the net assets available for benefit statement.

Schedule I

COSTCO 401(k) RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value

Registered investment company and common commingled trust funds:
American Funds	New Perspective Fund R5	$127,731
Davis Funds	New York Venture Fund Class Y	132,286
*T. Rowe Price	Institutional Mid-Cap Equity Growth Fund	498,669
* T. Rowe Price	Small-Cap Stock Fund	209,457
* T. Rowe Price	Spectrum Income Fund	307,321
* T. Rowe Price	Retirement Income Fund	15,223
* T. Rowe Price	Retirement 2005 Fund	9,968
* T. Rowe Price	Retirement 2010 Fund	33,048
* T. Rowe Price	Retirement 2015 Fund	78,117
* T. Rowe Price	Retirement 2020 Fund	148,182
* T. Rowe Price	Retirement 2025 Fund	164,630
* T. Rowe Price	Retirement 2030 Fund	177,606
* T. Rowe Price	Retirement 2035 Fund	143,731
* T. Rowe Price	Retirement 2040 Fund	205,002
* T. Rowe Price	Retirement 2045 Fund	211,897
* T. Rowe Price	Retirement 2050 Fund	77,752
* T. Rowe Price	Retirement 2055 Fund	58,558
* T. Rowe Price	Equity Index Trust Fund Class C	186,929
* T. Rowe Price	Stable Value Fund (at fair value)	1,122,367
Vanguard	Total Bond Market Index Fund Institutional	22,908
Dreyfus Treasury & Agency	Money Market Security	1,333
Federated Gov Obli Fund	Money Market Security	2,160
Separately managed accounts
International Equity Portfolio:
Aac Technologies H-Unspon	Common Stock	245
Abb Ltd Adr	Common Stock	1,182
Aflac Inc	Common Stock	1,978
Adecco Sa-Reg-Unspon Adr	Common Stock	590
Adidas Ag-Sponsored Adr	Common Stock	1,530
Air Liquide Adr	Common Stock	951
Allianz Se Adr	Common Stock	1,812
Axa - Spons Adr	Common Stock	1,503
Basf Se - Spon Adr	Common Stock	1,183
Banco Bilbao Vizcaya Arge	Common Stock	923
Banco Santander Chile Sa	Common Stock	1,624
Bancolombia Sa - Spons Adr	Common Stock	549
Barclays Plc-Spons Adr	Common Stock	2,306
Bayer Ag	Common Stock	1,856
Bhp Billiton Ltd Adr	Common Stock	1,365
British American Tob Adr	Common Stock	480
Csl Ltd-Unspon Adr	Common Stock	1,614
Canadian Natural Res	Common Stock	656
Coca Cola He-Ads	Common Stock	1,013
Companhia De Bebidas Adr	Common Stock	1,031
Compass Group Plc Adr	Common Stock	769
Dassault Systems Sa-Adr	Common Stock	1,591
Diageo Plc Spons Adr	Common Stock	747

Ecopetrol Sa-Sponsored Ad	Common Stock	687
Embraer Sa-Adr	Common Stock	480
Enbridge Inc	Common Stock	1,904
Essilor Intl - Adr	Common Stock	625
Fanuc Corp-Unsp Adr	Common Stock	1,614
Fresenius Medical Adr	Common Stock	1,085
Gemalto Nv-Sponsored Adr	Common Stock	617
Givaudan-Unspon Adr	Common Stock	853
Grupo Televisa Sa	Common Stock	1,527
Hsbc Holdings Plc	Common Stock	2,580
Henkel Kgaa-Spons Adr Pfd	Common Stock	1,478
Hennes & Mauritz Ab-Adr	Common Stock	985
Honda Motor Co Ltd-Sp Adr	Common Stock	1,963
Imperial Oil Ltd	Common Stock	820
Inditex-Unspon Adr	Common Stock	2,211
Israel Chemicals-Unspon A	Common Stock	554
Jgc Corp-Unsponsored Adr	Common Stock	959
Komatsu Ltd	Common Stock	1,429
Koninkijke Ahold-Sp Adr	Common Stock	549
Kubota Corp - Spons Adr	Common Stock	1,247
Lvmh Moet Hennessy - Adr	Common Stock	1,480
Luxottica Group Spa	Common Stock	1,469
Magna Inter Class A Adr	Common Stock	841
Merck Kgaa - Unspon Adr	Common Stock	946
Mettler-Toledo Intl	Common Stock	1,127
Mtn Group Ltd-Spons Adr	Common Stock	1,479
Muenchener Rueck-Unspon A	Common Stock	2,060
Naspers Ltd-N Shs Spon Ad	Common Stock	1,261
Nestle Sa-Spons Adr	Common Stock	1,292
Nitto Denko Corp	Common Stock	1,098
Novartis Ag Adr	Common Stock	605
Novo-Nordisk A/S-Sp Adr	Common Stock	801
Philip Morris Intl.	Common Stock	1,261
Prudential Plc	Common Stock	2,280
Reckitt Benckiser-Spon Ad	Common Stock	860
Rio Tinto Plc	Common Stock	438
Roche Hldgs Ltd - Adr	Common Stock	1,337
Royal Dutch Shell Plc Adr	Common Stock	1,022
Ryanair Hlds Plccadr	Common Stock	910
Skf Ab	Common Stock	980
Sabmiller Plc Adr	Common Stock	1,228
Sandvik Ab	Common Stock	979
Sap Ag-Sponsored Adr	Common Stock	1,392
Schlumberger Limited	Common Stock	701
Siemens Ag	Common Stock	1,182
Smith & Nephew Plc	Common Stock	1,011
Soc. Quimica Y Minera-Adr	Common Stock	873
Svenska Cellulosa Ab	Common Stock	1,237
Syngenta Ag - Adr	Common Stock	1,217
Taiwan Semiconductor Adr	Common Stock	1,470
Technip Sa Adr	Common Stock	1,288
Toyota Motor Corp Spn Adr	Common Stock	507
Turkcell Iletisim Hizmet	Common Stock	1,545
Turkiye Garanti Bankasi-A	Common Stock	1,511
United Overseas Bank Adr	Common Stock	810
Vodafone Group Plc. Adr	Common Stock	1,729
Wal-Mart De Mexico Sa De	Common Stock	1,116
Woodside Petroleum Sp Adr	Common Stock	741
Zurich Insurance Group-Ad	Common Stock	1,043

Flextronics Intl Ltd	Common Stock	471
Large Cap Growth Portfolio:
Alexion Pharmaceuticals	Common Stock	5,253
Allergan Inc	Common Stock	5,320
Amazon Com. Inc	Common Stock	5,952
Baidu Ince - Spon Adr	Common Stock	6,215
Biogen Idec, Inc	Common Stock	5,867
Celgene Corp	Common Stock	5,510
Cognizant Tech Solutions	Common Stock	4,369
Emc Corp/ Mass	Common Stock	5,060
Eog Resources Inc	Common Stock	4,851
Edwards Lifesciences Corp	Common Stock	4,869
Fmc Technologies Inc	Common Stock	6,425
Facebook Inc-A	Common Stock	5,305
Fastenal Company	Common Stock	3,394
Franklin Resoucres Inc	Common Stock	4,400
Gilead Sciences Inc	Common Stock	5,142
Google Inc Cl A	Common Stock	4,966
Las Vegas Sands Corp	Common Stock	6,462
Estee Lauder Co Class -A	Common Stock	4,117
Linkedin Corp- A	Common Stock	6,772
Lululemon Athletica Inc	Common Stock	5,652
Monsanto Company	Common Stock	2,572
Novo-Nordisk-Nordisk A/S-Sp Adr	Common Stock	5,060
Precision Castparts Corp	Common Stock	4,324
Priceline.Com Inc	Common Stock	5,280
Qualcomm Inc	Common Stock	5,954
Salesforce Com Inc	Common Stock	5,934
Visa Inc - Class A Shares	Common Stock	5,543
Yum Brands Inc Com	Common Stock	6,640
Michael Kors Hlds Ltd	Common Stock	6,736

Common stock
* Costco Wholesale Corporation	Common stock	2,289,196

Total investments		6,475,278

Notes receivable from participants
* Various Participants	Interest rates of 4.25% to 11.50% maturing through December 2027	349,150
Money market fund		3,404

		$6,827,832

*	Indicates a party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COSTCO 401(K) RETIREMENT PLAN

Date: June 27, 2013	By:	/S/ PAT CALLANS
Pat Callans

Vice President Costco Wholesale Corporation